SI 18007317

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~67378~~ 69758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlemarch Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Canal Street, Building 1, Floor 1, Suite 148
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack 917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street #303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 4 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/12/18

OATH OR AFFIRMATION

I, Alexander Grutman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlemarch Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELLIOT M WEINBERG
COMMISSION EXPIRES
Nassau County
NOTARY
PUBLIC
01WE6156145
NOVEMBER 27, 2018
STATE OF NEW YORK

[signature]
Signature
6/4/18

CEO
Title

[signature] 6-4-2018
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Middlemarch Securities LLC

Statement of Financial Condition

DECEMBER 31, 2017

Middlemarch Securities LLC

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3-5

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member and Board of Directors of Middlemarch Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlemarch Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Middlemarch Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Middlemarch Securities, LLC's management. Our responsibility is to express an opinion on Middlemarch Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Middlemarch Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Middlemarch Securities, LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2018

Middlemarch Securities LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2017
ASSETS		
Cash	$	43,536
Receivable from client	$	24,980
Prepaid expenses and other assets	$	31,511
Due from owner		40,094
Total assets	$	140,121
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	28,472
Total liabilities		28,472
Member's Equity		111,649
Total liabilities and member's equity	$	140,121

See accompanying notes to financial statements.

MIDDLEMARCH SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Middlemarch Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients. The Company is a single member limited liability company; the single member (the "Member") is Middlemarch Partners LLC, a Delaware limited liability company. The Company was organized under the laws of the State of Delaware on February 8, 2016. The Company became a registered broker-dealer with the SEC and a member of FINRA on March 24, 2017. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Member shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, strategic advisory services, private placements of debt and equities, public offering planning services, and financial restructuring advisory services. Investment banking management fees are generated primarily from monthly retainer payments and transaction-based success fees which are paid in cash and/or securities upon the successful completion of a transaction.

Revenue Recognition:
The Company generates commission and fee income primarily from assisting clients with the private placement of debt and equity capital. Commission, fee income, and related expenses are recognized when earned or incurred.

Income Taxes:
The Company does not record a provision for income taxes because the Member reports its share of the Company's income or loss on its income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of this financial institution. The Company has not experienced any losses in

such accounts and does not believe there to be any significant credit risk with respect to these deposits.
For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is a plaintiff in an arbitration seeking payment of fees due. The Company's management believes the arbitration, which has been scheduled to be heard in June 2018, will result in a favorable outcome. If the arbitration ruling is unfavorable, the Company's liabilities are limited to legal fees incurred by the defendant. The amount of legal expense cannot be estimated.

In November 2017, the Company entered into an operating lease for office space that expires in October 2018. The approximate future minimum payments due under this lease for the ten months subsequent to December 31, 2017, are approximately $13,500.

The office lease requires a deposit with the landlord in amount of $2025. This amount is reflected in "Other assets" in the accompanying statement of financial condition. Rent expense from this lease was approximately $2700 in 2017.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $15,064, which was $10,064 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.89 to 1.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member whereby certain overhead expenses are allocated to the Company. The Company has paid the member for these costs, and has a prepaid balance with the member of $40,094 at December 31, 2017. During the year $225,124 was charged to the Company as follows:

Rent	$63,000
Personnel	$110,020
Travel and Entertainment	48,000
Miscellaneous services	4,104
Total	$225,124

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2018, the date on which the financial statements were available to be issued. From January 1 through Feb 28, the Member made capital additions totaling $75,000. There were no other subsequent events that require adjustment or disclosure in the financial statements.